Exhibit 4.19

FunKen Vision Advertising (Hong Kong) Limited

Contract No.: 2025891

PRECISION MARKETING SERVICES PLACEMENT AGREEMENT

Contract No.: 2025891

This Agreement is entered into as of May 12, 2025 (the “Effective Date”) by and between Robot Consulting Co., Ltd., with its principal place of business at 6th Floor Le Gratteciel Building 2, 5-22-6 Shimbashi, Minato Ward, Tokyo 105-0004 (hereinafter “Party A”), and FunKen Vision Advertising (Hong Kong) Limited (hereinafter “Party B”).

Both parties, through friendly negotiations and on the basis of mutual benefit, agree to the following terms and conditions (hereinafter individually referred to as a “Party” and collectively as the “Parties”):

Article 1 — Scope of Cooperation

Party A is [●].

Party B’s cooperation platforms refer to: Google AdWords and Facebook / TikTok (hereinafter the “Cooperation Platforms”).

Party B has strong capabilities in smartphone games and wireless information transmission technology and is able to place the products under this Agreement to relevant users. Party B shall ensure that the Cooperation Platforms do not involve content prohibited by laws and regulations or by the platform operators, and guarantee that the cooperation between the Parties can proceed normally within the agreed cooperation period.

Party A’s placement products refer to:

Party A shall provide Party B with Android/iOS application clients and dedicated zone graphic and textual materials (hereinafter “Placement Products”). Party B shall use the Cooperation Platforms to place Party A’s Placement Products. Party A guarantees the legality of the Placement Products. The specific products to be placed on Party B’s Cooperation Platforms shall be subject to mutual email confirmation.

Definitions:

CPI (Cost Per Install): A placement method in which the information system usage fee is settled based on valid downloads. Each valid download generates one valid CPI.

CPC (Cost Per Click): A placement method in which the information system usage fee is settled based on valid clicks. Each valid click generates one valid CPC.

CPM (Cost Per Mille): A placement method in which the information system usage fee is settled based on valid impressions. Every 1,000 valid impressions generate one valid CPM.

CPT (Cost Per Time): A settlement method for certain placement resources. Channel marketplace recommended resources are also settled by time, with the default unit typically being per day (CPD).

Article 2 — Settlement Method and Payment Terms

2.1 Settlement Terms

2.1.1 Unit prices shall be subject to the terms confirmed in this Agreement. The Parties agree that Party A shall settle based on the download statistics from Party B’s Google/Facebook backend account. The settlement price shall be in CPI format, with specific reference to the table below. (Monthly consumption herein refers to calendar months.) If Party A fails to make the corresponding payment within the stipulated timeframe, Party B shall have the right to suspend all of Party A’s placement accounts within 7 days following the expiration of the settlement cycle.

Platform	Placement Country/Region	Unit Price (HKD) CPI/CPC
Google / Facebook / TikTok	Asia

The Parties shall cooperate on a fair and transparent basis. The contract amount is USD 450,000, which Party B shall use for placement activities.

Party B shall assist Party A in building a website (reference: http://school.rhino-3d.com/), including website construction, domain name procurement, payment gateway integration, and related environment configuration. (Business license and identity information required for website construction shall be provided by Party A.)

Settlement shall be made in accordance with the progress of Party A’s project during the cooperation period. Party A shall pay the information system usage fee to Party B’s designated account within 5 business days of confirming the settlement amount prior to placement. Party B shall issue an invoice to Party A during the cooperation period. If payment is made in a currency other than Hong Kong Dollars, it shall be converted at the prevailing exchange rate on the date of payment.

2.2 Cooperation Period

From July 21, 2025 to December 20, 2025.

2.3 Party B’s Bank Account Information

Account Name: FunKen Vision Advertising (Hong Kong) Limited

Account Number: [****]

Bank: CMB Wing Lung Bank Limited

Bank Code: 020

SWIFT Code: WUBAHKHH

Bank Address: 45 Des Voeux Road, Central, Hong Kong

The final bank account information shall be subject to Party B’s email confirmation as the final payment account.

Article 3 — Data Reconciliation

3.1 Party B shall provide Party A with relevant data during the placement period of Party A’s products for Party A’s reference and comparison.

3.2 The CPA, CPC and CPM volumes under this Agreement shall be based on Party B’s platform statistics. Party A may also independently compile relevant data. In the event of any discrepancy between Party A’s independently compiled data and Party B’s platform data, the Parties agree to handle such discrepancy in accordance with the following principles:

3.2.1 The statistical data within each settlement cycle shall be based on Google or Facebook backend conversion and download data;

3.2.2 If the discrepancy between the two sets of data within a settlement cycle is 5% (exclusive) or more, the settlement data shall be subject to mutual verification and confirmation by both Parties;

3.2.3 If the Parties cannot reach an agreement on the data discrepancy referred to in Article 3.2.2, either Party shall have the right to engage an independent third-party appraisal institution to verify and authenticate such data. Both Parties shall accept the appraisal opinion issued by the third-party institution, and all costs incurred (including but not limited to appraisal fees) shall be borne by each Party in accordance with their respective degree of fault.

3.3 Data Monitoring: Party B is obligated to provide Party A with relevant information statistics services.

Article 4 — Rights and Obligations of the Parties

4.1 Rights and Obligations of Party A

4.1.1 Party A shall ensure that the Placement Products and their content do not violate any laws, regulations, policies or public moral standards, and do not infringe upon the legitimate rights and interests of any third party. If Party A breaches this warranty, Party A shall bear full responsibility therefor. If Party B suffers any loss as a result, Party A shall provide full and adequate compensation to Party B.

4.1.2 Party A shall be responsible for the platform development of the Placement Products during the term of this Agreement, including technical support, content and product support, and backend statistics support.

4.1.3 Party A shall be responsible for the setup, operation, maintenance and management of Party A’s servers and user management, and shall bear all costs incurred in connection therewith.

4.1.4 Complaints from users regarding Party A and the Placement Products shall be handled and resolved by Party A, and all costs incurred and corresponding legal liability shall be borne solely by Party A.

4.1.5 If Party A needs to adjust the placement schedule or method for the products, Party A shall notify Party B by email at least 1 business day in advance. Party B shall cooperate with such adjustments, provided that they do not conflict with other product placements.

4.1.6 Party A shall submit the Placement Product client application and dedicated zone graphic and textual materials to Party B for review within 5 business days of executing this Agreement. If Party A needs to modify the presentation format of the Placement Product client application or dedicated zone materials, Party A shall notify Party B in writing at least 1 business day in advance and resubmit the modified presentation format to Party B for review.

4.2 Rights and Obligations of Party B

4.2.1 Party B shall be responsible for the technical support, operation and placement on the Cooperation Platforms.

4.2.2 After confirming receipt of the required dedicated zone graphic and textual materials for Party A’s Placement Products and completing its review, Party B shall arrange the placement for Party A within 3 business days.

4.2.3 During the cooperation period, if Party A has additional placement requirements, Party A shall negotiate with Party B. Upon Party B’s confirmation and consent, Party B shall actively cooperate with such requirements.

4.2.4 Party B shall be independently responsible for handling user complaints regarding Party B’s Cooperation Platforms, and all costs incurred in connection therewith shall be borne solely by Party B.

4.2.5 Party B shall have the right to request Party A to modify the dedicated zone graphic and textual materials for the Placement Products, and Party A shall actively cooperate with such requests. Prior to Party A making the modifications required by Party B, Party B shall have the right to refuse to proceed with the placement.

4.2.6 Party B shall designate a dedicated contact person responsible for communicating and coordinating with Party A on issues arising during the cooperation.

Article 5 — Intellectual Property and Confidentiality

5.1 Both Parties shall fully respect and protect the other Party’s intellectual property rights involved in the cooperation, and shall ensure that they have fully respected and protected the intellectual property rights of any third parties in the performance of this Agreement. The content and products provided by each Party for this cooperation shall be free from any intellectual property defects; otherwise, each Party shall bear the consequences of its own acts.

5.2 In the event that any intellectual property dispute arises with a third party in connection with the subject matter of this cooperation, both Parties shall be obligated to promptly notify the other Party. The Party that provided or took the relevant action giving rise to the intellectual property dispute shall be responsible for promptly coordinating and resolving the dispute with the third party and shall be solely responsible for its own acts. The Party responsible for coordinating with the third party shall promptly provide the other Party with written updates on the status of the matter and related explanations. If Party B receives a judgment, ruling or preservation order from a competent government authority or judicial body requiring the suspension of placement, Party B shall have the right to suspend placement and shall resume placement or terminate this Agreement upon resolution of the ownership dispute.

5.3 Both Parties shall maintain in confidence all technical, commercial secrets and other confidential information of the other Party obtained in connection with this cooperation. Neither Party shall disclose any confidential information of the other Party to any third party or use such information outside the scope of this cooperation or in any other manner detrimental to the other Party’s interests without the prior consent of the other Party. This restriction shall not apply to disclosures required by applicable law or legally binding order.

5.4 Confidential information shall not include: (A) information or materials that have already been made available to the public; or (B) information or materials lawfully obtained by either Party through legitimate means, at the time of which neither Party was subject to any confidentiality obligation.

5.5 Both Parties shall also maintain the confidentiality of this Agreement and its related terms, and shall not disclose them to any third party in any form or for any reason (except to shareholders, directors, employees, and agents and advisors engaged by either Party who are required to have knowledge of this Agreement and its terms in the performance of their respective duties). A breach of this obligation shall entitle the non-breaching Party to claim damages and pursue legal liability in accordance with applicable law.

Article 6 — Breach and Termination

6.1 If either Party breaches any obligation set forth in this Agreement, the breaching Party shall immediately cease such breach upon receipt of written notice from the non-breaching Party requesting rectification, and shall compensate the non-breaching Party for all losses suffered as a result within 10 business days. If the breaching Party continues to breach or fails to fulfill its obligations, the non-breaching Party shall be entitled to, in addition to receiving compensation for all losses, unilaterally terminate this Agreement on the day the breaching Party receives written notice thereof (the date of receipt).

6.2 In the event of late payment by Party A, Party A shall pay Party B a penalty of 0.03% of the outstanding amount for each day of delay. If payment is overdue by more than 15 business days, Party B shall have the right to terminate this Agreement and demand that Party A pay the outstanding information system usage fees, and Party A shall additionally pay Party B a penalty equal to 5% of the outstanding amount.

6.3 If the Placement Product client application and dedicated zone graphic and textual materials submitted by Party A fail to pass Party B’s review and remain non-compliant after rectification within the period designated by Party B, Party B shall have the right to refuse to place Party A’s Placement Products without bearing any liability, and Party B shall have the right to unilaterally terminate this Agreement.

6.4 During the cooperation period, Party B shall not be liable for any delay in placement caused by technical failures attributable to the Placement Products provided by Party A. If such failures cause any loss to Party B, Party A shall also compensate Party B for all losses incurred as a result.

Article 7 — Miscellaneous

7.1 Notices

7.1.1 If either Party sends a notice to the other Party separately by email, the notice shall be deemed delivered on the following dates:

7.1.2 On the date a confirmed facsimile is sent;

7.1.3 On the 4th business day after the date an email is sent;

7.1.4 In the case of certified mail requiring acknowledgment of receipt, on the date of receipt.

7.2 Force Majeure

7.2.1 In the event of a force majeure event, the obligations of both Parties under this Agreement shall be suspended to the extent affected by and for the duration of the force majeure event. The cooperation period may be extended accordingly for a period equal to the duration of such suspension, subject to mutual agreement between the Parties. Neither Party shall bear any liability therefor.

7.2.2 Force majeure refers to objective circumstances that render part or all of this Agreement impossible to perform due to natural disasters, war, hacker attacks, emergencies, or any other circumstances that are unforeseeable, unavoidable and insurmountable.

7.2.3 The Party claiming force majeure shall notify the other Party no later than 15 days after the occurrence of the force majeure event, together with written evidence of the force majeure confirmed by the relevant authorities, and shall take all reasonable measures to mitigate the damage caused by the force majeure event.

7.3 General Provisions

7.3.1 This Agreement shall become legally binding upon execution by both Parties.

7.3.2 Unless otherwise provided herein, the confirmed email addresses of both Parties shall be those set forth in the party information at the beginning of this Agreement.

7.3.3 Matters not addressed in this Agreement shall be governed by applicable law. Any deficiencies shall be resolved by the Parties through good-faith negotiation. If no agreement can be reached through negotiation, either Party may submit the dispute to the Hong Kong International Arbitration Centre (HKIAC) for arbitration in accordance with its then-current arbitration rules.

7.3.4 This Agreement is executed in four (4) originals, with each Party retaining two (2) copies, all of which shall have equal legal effect and become effective upon affixing of each Party’s seal.

Party A: Robot Consulting Co., Ltd.	Party B: FunKen Vision Advertising (Hong Kong) Limited

Seal:	Seal:
Date: _____ Year _____ Month _____ Day	Date: _____ Year _____ Month _____ Day

PROJECT ACCEPTANCE CONFIRMATION FORM

Project Name: Precision Marketing Services Placement

Project Executing Party: FunKen Vision Advertising (Hong Kong) Limited

Pursuant to the Precision Marketing Services Placement Agreement (hereinafter the “Agreement”) executed by both Parties, the project executing party has completed the information placement services in accordance with the Agreement. Upon evaluation by our party, the project meets the acceptance standards and is hereby confirmed as accepted.

The total contract amount for this project is USD 450,000. The service amount confirmed and verified by our party is USD 450,000.

This is hereby confirmed.

Confirmed by:
Name:
Title:
Date: